COLUMBUS VENTURES INC.
810 Peace Portal Drive, Suite 210
Blaine, WA 98230
Tel: (360) 510-1240

November 21, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549-7010

Attention: James Giugliano, Staff Accountant

Dear Sirs:

Re:	Columbus Ventures Inc. (the “Company”)
	-	SEC File No. 000-52565
	-	Item 4.01 - Current Report on Form 8-K/A Filed October 26, 2007

As requested in your comment letter dated October 30, 2007 (the “Comment Letter”), we hereby acknowledge as follows:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Very truly yours,

COLUMBUS VENTURES INC.

/s/ Lubow Klauser
_____________________________
LUBOW KLAUSER
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer